Exhibit 35.1

Servicer Compliance Statement

I, Joseph Guage, Vice President - Operations Strategy of The Student Loan Corporation (“SLC”), the administrator under the administration agreement and the servicer under the servicing agreement, each among SLC, SLC Student Loan Receivables I, Inc. and certain others (together, the “Servicing Agreement”), relating to SLC Student Loan Trust 2010-1, certify that:

(a)	A review of SLC’s activities during the calendar year ended December 31, 2014 (the “Reporting Period”) and of SLC’s performance under the Servicing Agreement has been made under my supervision.

(b)	To the best of my knowledge, based on such review, SLC has fulfilled all of its obligations under the Servicing Agreement in all material respects throughout the Reporting Period.

March 20, 2015

By:	/s/ Joseph Guage
	Name:	Joseph Guage
	Title:	Vice President - Operations Strategy